

Mail Stop 3561

February 19, 2008

Mr. Thomas McFall
Chief Financial Officer
O'Reilly Automotive, Inc.
233 South Patterson
Springfield, Missouri 65802

   Re: **O'Reilly Automotive, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Filed March 1, 2007
     File No. 0-21318

Dear Mr. McFall:

  We have completed our review of your Form 10-K and related filings as of August 10, 2007 and have no further comments. Due to administrative oversight, this letter is being sent at this time.

       Sincerely,

       James Allegretto
       Senior Assistant Chief Accountant